FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Acquisition of Fusion completed

PUBLISHED

04 June 2024

Acquisition of Fusion completed

AstraZeneca today announced the successful completion of the acquisition of Fusion Pharmaceuticals Inc., a clinical-stage biopharmaceutical company developing next-generation radioconjugates (RCs). The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments.

This acquisition complements AstraZeneca’s leading oncology portfolio with the addition of the Fusion pipeline of RCs, including their most advanced programme, FPI-2265, a potential new treatment for patients with metastatic castration-resistant prostate cancer (mCRPC), and brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based RCs to AstraZeneca. It also strengthens AstraZeneca’s presence in and commitment to Canada.

As a result of the acquisition, Fusion has become a wholly owned subsidiary of AstraZeneca, with operations in Canada and the US.

Financial considerations

Under the terms of the definitive agreement, AstraZeneca, through a subsidiary, has acquired all of Fusion’s outstanding shares pursuant to a plan of arrangement for a price of $21.00 per share in cash at closing plus a non-transferable contingent value right of $3.00 per share in cash payable upon the achievement of a specified regulatory milestone prior to 31st August, 2029. Combined, the upfront payment and maximum potential contingent value payment, if achieved, represent a transaction value of approximately $2.4bn. As part of the transaction, AstraZeneca acquired the cash, cash equivalents and short-term investments on Fusion’s balance sheet, which totalled $211m as of 31st March 2024. Fusion shares will be delisted from the Nasdaq Stock Market and deregistered under the U.S. Securities Exchange Act of 1934 and Fusion has applied to cease to be a reporting issuer under applicable Canadian securities laws.

Canadian Early Warning Disclosure

Following completion of the acquisition, 15863210 Canada Inc. (the “Purchaser”), a wholly-owned, indirect subsidiary of AstraZeneca, has beneficial ownership and control over 85,692,265 Fusion shares, being 100% of the issued and outstanding Fusion shares. The value, in Canadian dollars, of the consideration paid per Fusion share and in total (representing, in each case the total of the upfront payment and maximum potential contingent value payment) was C$32.72 per share and C$2,804,219,198.25 in total (based on the Bank of Canada’s exchange rate as of June 3, 2024 being C$1.00 to $0.7334).

Fusion’s head office is located at 270 Longwood Road South Hamilton, Ontario, L8P 0A6. The Purchaser’s head office is located at Suite 4000 –199 Bay Street, Toronto, Ontario M5L 1A9.

All figures in this news release are denominated in United States dollars, unless otherwise stated.

The disclosure in this section is being provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issuers of the Canadian Securities Administrators. An early warning report will be filed under Fusion’s profile on SEDAR+ (www.sedarplus.ca) containing additional information respecting the foregoing matters. Further information and a copy of the early warning report may be obtained by contacting the Investor Relations Team with contact details available here.

Notes

Radioconjugates in oncology

Radioconjugates (RCs) combine the precise targeting of antibodies, small molecules or peptides with potent medical radioisotopes to deliver radiation directly to cancer cells. By seeking out cancer cells, RCs provide a more precise mechanism of cancer cell killing compared with traditional radiation therapy, with the goal of improving efficacy while minimising toxicity on healthy cells. RCs are administered via systemic delivery, which enables their use in tumour types not accessible to external beam radiation and the targeting of cancer cells that have spread from the main tumour to other sites in the body.

About FPI-2265

FPI-2265 is an actinium-225 based PSMA-targeting RC for mCRPC, currently in a Phase II trial.

Actinium-225 emits alpha particles and holds the promise of being a next-generation radioisotope in cancer treatment. By delivering a greater radiation dose over a shorter distance, alpha particles such as actinium-225 have the potential for more potent cancer cell killing, and targeted delivery, thereby minimising damage to surrounding healthy tissue.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s acquisition of Fusion. Such forward looking statements include, but are not limited to, AstraZeneca’s beliefs and expectations and statements about the contingent milestone payment, benefits sought to be achieved in AstraZeneca’s acquisition of Fusion, the potential effects of the acquisition on AstraZeneca, as well as the expected benefits and success of FPI-2265 and other pipeline products or any combination product and the filing of the Purchaser’s early warning report on SEDAR+. These statements are based upon the current beliefs and expectations of AstraZeneca’s management and are subject to significant risks and uncertainties. There can be no guarantees that FPI-2265 or any other pipeline products will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, the possibility that the achievement of the specified milestone described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID 19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

AstraZeneca undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31st December 2023 and Fusion’s Annual Report on Form 10-K for the year ended 31st December 2023 and Quarterly Report on Form 10-Q for the quarter ended 31st March, 2024, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Fusion with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, Respiratory & Immunology and Vaccines & Immune Therapies. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp

Company Secretary

AstraZeneca PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2024

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary